Evolving Gold Corp.
Suite 1500, 885 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Private Placement

Vancouver, British Columbia, August 1, 2006: Evolving Gold Corp. (“Evolving Gold”) (CNQ:GOLD, OTCBB:EVOGF) is pleased to announce that it intends to complete a proposed private placement of up to 1,500,000 units (the “Units”) at a price of $0.30 per Unit (the “Private Placement”). Each Unit is comprised of one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share in Evolving Gold at $0.40 per share for a period of two years from the date of closing of the Private Placement. The Private Placement will be partially brokered; agents will be paid a 10% commission in Units or Cash, at their election, pursuant to the brokered portion of the Private Placement.

The securities offered as part of the Private Placement will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

ON BEHALF OF EVOLVING GOLD CORP.

“Warren McIntyre”

Warren McIntyre
Chief Financial Officer, Corporate
Secretary and Director